1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F  ☑                    Form 40-F  ☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes  ☐                    No  ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: March 20, 2008	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release
SPIL Board of Directors Proposes NT$ 4.6 Dividend,
including NT$ 4.5 Cash Dividend and NT$ 0.1 Stock Dividend
Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: March 20, 2008
Taichung, Taiwan, March 20, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the Board adopted a proposal recommending distribution of NT$ 4.5 cash dividend per share and NT$ 0.1 stock dividend per share. The proposal will be discussed and brought to a vote at the Company’s regular shareholders’ meeting scheduled on June 13, 2008. The Board of Directors also approved:
1.	Approved the 2007 Business Report. Net sales for 2007 were NT$ 64,622 million, and net income was NT$ 17,489 million with diluted EPS of NT$ 5.77 per share.

2.	Approved a proposal for distribution of 2007 profits:
(1)	A dividend of NT$ 4.6 per share will be distributed to the common shareholders, including a cash dividend of NT$ 4.5 per share and a stock dividend of NT$ 0.1 per share.

(2)	Employees’ bonuses will be distributed in both cash and stock, including NT$ 1,100 million distributed in cash and NT$ 471 million distributed in stock.

(3)	After the distribution, SPIL’s total outstanding shares will increase by approximately 77.9 million shares.
3.	Approved to elect 9 Directors and 3 Supervisors in the 2008 Regular Shareholders’ meeting.
4.	Approved to schedule the 2008 Regular Shareholders’ meeting on June 13, 2008 in Taichung, Taiwan.

SPIL Spokesperson
Mr. Byron Chiang, Special Assistant of Chairman Office.
Tel: 886-3-5795678#3671
E-mail: byronc@spil.com.tw
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-3-5795678#3675
Fax: 886-3-5795798
E-mail: janet@spil.com.tw